May 14, 2019

Vivid Sehgal
Chief Financial Officer
Delphi Technologies PLC
One Angel Court, 10th Floor
London, EC2R 7HJ

       Re: Delphi Technologies PLC
           Form 10-K for the Year Ended December 31, 2018
           Form 8-K furnished on May 2, 2019
           File No. 001-38110

Dear Mr. Sehgal:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Notes to the Financial Statements
Note 14. Revenue, page 78

1. We note from your Q1 2019 earnings call as well your earnings call slides, that revenue growth and profitability are discussed for certain products/businesses including GDi,
      Power Electronics, Commercial Vehicle, and Passenger car vehicle. We also note from your disclosure on page 30 of MD&A that you have identified GDi fuel systems and
      Power Electronics as key growth products. Please explain to us the consideration given to further disaggregating revenue by these major products in the table disclosed in Note 14 on page 79 of your Form 10-K. As part of your response, please consider how you applied the guidance in ASC 606-10-55-89 through 55-91. Additionally, please tell us if margin or other profitability measures are reviewed by the CODM for any products or businesses at a level lower than Powertrain Systems and Aftermarket. If so, please explain to us why these products/businesses are not considered operating segments under
 Vivid Sehgal
Delphi Technologies PLC
May 14, 2019
Page 2
         ASC 280-10-50-1.
Form 8-K furnished on May 2, 2019

Exhibit 99.1

2. We note your full year 2019 financial outlook which includes adjusted operating income margin, adjusted earnings per share as well as an adjusted effective tax rate. However, it does not appear that you have included a reconciliation of those measures to the most comparable GAAP measures in accordance with Item 10(e)(1)(i)(B). If you have excluded a quantitative reconciliation for the forward-looking non-GAAP measures in reliance on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B), please revise to disclose this fact and identify that the information is unavailable. Please refer to Question 102.10 of the
         Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
3. We note in your first quarter highlights, revenue of $1.2B was down 6% year-on-year which is adjusted for currency exchange and have the following comments:
           Your presentation gives greater prominence to the non-GAAP measure since you have not provided the comparable GAAP measure, which is the percentage change of revenue on a GAAP basis. Please revise your presentation to fully comply with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K to present the most directly comparable GAAP measure with equal or greater prominence.
           We note you have not identified the measure as non-GAAP. Please revise your disclosure to clarify that presenting results on an adjusted currency basis is a non-
            GAAP presentation in accordance with Item 10(e)(1)(ii)(e) of Regulation S-K.
            Also revise your title of this non-GAAP measure and disclose the process for calculating the currency exchange adjusted amounts. Refer to Question 104.06 of the
            Non-GAAP Financial Measures Compliance and Disclosure
Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameVivid Sehgal                                 Sincerely,
Comapany NameDelphi Technologies PLC
                                                               Division of
Corporation Finance
May 14, 2019 Page 2                                            Office of
Transportation and Leisure
FirstName LastName